SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF MARCH 2003

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No  X
                                      ---     ---

                                                                   [LOGO OMITTED

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                           CNPJ/MF 02.558.132/0001-69
                             A PUBLICLY-HELD COMPANY

                                  RELEVANT FACT

Tele Centro Oeste Celular Participacoes S.A. (the "Company") hereby informs its shareholders and the general public, in compliance with CVM Instruction 358/02, that it has been notified by its controlling shareholder that, following the preliminary contract executed on January 15, 2003 (which was the object of a Relevant Fact issued by the Company on January 16, 2003), the controlling shareholder executed with Telesp Celular Participacoes S.A. on March 24, 2003 a Stock Purchase and Sale Agreement, which contains the final terms and conditions concerning the transfer of control of the Company to Telesp Celular Participacoes S.A. The effective transfer of control of the Company is subject to conditions precedent, including prior approval by the NATIONAL TELECOMMUNICATIONS AGENCY (Agencia Nacional de Telecomunicacoes - Anatel).

Further details on the operation will be disclosed by the interested parties.

                          Brasilia-DF, March 24, 2003.

                        Sergio Assenco Tavares dos Santos
                    President and Head of Investor Relations



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THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT
STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    Tele Centro Oeste Cellular Holding Company


Date: March 25, 2003                By:  /S/ SERGIO ASSENCO TAVARES DOS SANTOS
                                       -----------------------------------------
                                       Name:  Sergio Assenco Tavares dos Santos
                                       Title: President